SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2013
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Closing price:

NETC4: R$ 31.37/share (BM&FBOVESPA)

NETC: US$ 13.96/ADR (Nasdaq)

Total number of shares: 342.963.601

Market Value: R$ 10.76 billion

FINANCIAL PERFORMANCE AND LIQUIDITY – CONSOLIDATED 2Q13

São Paulo, July 25, 2013 – Net Serviços de Comunicação S.A. (BM&FBOVESPA: NETC3 and NETC4; Nasdaq: NETC; and Latibex: XNET), the largest cable operator in Brazil and Latin America, offering integrated services that include Pay TV (“NET”), Digital Video (“NET Digital”), High Definition Digital Video (“NET Digital HD”), bidirectional broadband internet access (“NET Vírtua”), Voice, in association with Embratel (“NET Fone via Embratel”) and Video on Demand services (“Now”), announces today its results for the second quarter ended June 30, 2013 (“2Q13”).

Net Serviços de Comunicação S.A.
Consolidated income Statements	2Q13	2Q12	Δ %	6M13	6M12	Δ %
(R$ thousands)
Net revenues	2,369,997	1,927,273	23.0	4,610,951	3,765,779	22.4
Operating costs	(1,231,200)	(955,596)	28.8	(2,359,668)	(1,857,892)	27.0
Selling, general and administrative expenses	(526,051)	(455,814)	15.4	(1,009,085)	(878,633)	14.8
EBITDA	612,746	515,863	18.8	1,242,198	1,029,254	20.7
EBITDA margin	25.9%	26.8%		26.9%	27.3%
Depreciation and amortization	(382,373)	(309,675)	23.5	(738,669)	(615,641)	20.0
Net exchange and monetary variation	(112,264)	(117,271)	(4.3)	(124,823)	(86,714)	43.9
Finance expenses	(102,780)	(76,161)	35.0	(195,593)	(178,945)	9.3
Finance income	33,281	32,285	3.1	64,705	71,660	(9.7)
Income before tax	48,610	45,041	7.9	247,818	219,614	12.8
Income Tax	(6,640)	(15,474)	(57.1)	(90,956)	(75,449)	20.6
Net income	41,970	29,567	41.9	156,862	144,165	8.6

EBITDA does not represent an accounting item or cash flow for the periods in question, and should not be considered an isolated indicator of operating performance. Besides,  companies can do specific interpretations and, the definition of EBITDA may not be comparable with the calculation of EBITDA by other companies. O EBITDA disclosed by Net was calculated in accordance with CVM Instruction 527/12.

Net Revenue increased 23.0%, totaling R$2,369,997  thousand in the 2Q13  compared to R$1,927,273 thousand in the 2Q12, mainly driven by the expansion of the subscriber base.

EBITDA (earnings before interest, income taxes including Social Contribution on net income, depreciation and amortization) totaled R$612,746 thousand in the 2Q13 compared to R$515,863 thousand in the 2Q12, therefore an increase of 18.8%.

The Company recorded in the 2Q13  Net Income of R$41,970 thousand.

Net Serviços de Comunicação S.A.
Consolidated Balance sheet
(R$ thousands)
	2Q13	2Q12		2Q13	2Q12
Assets			Liabilities
Total current assets	1,410,740	1,168,093	Total current liabilities	3,828,035	1,728,719
Total non-current assets	9,717,767	7,894,391	Total non-current liabilities	2,562,069	3,001,761
			Stockholders’ equity	4,738,403	4,332,004
Total Assets	11.128.507	9,062,484	Total Liabilities and Stockholders’ Equity	11,128,507	9,062,484

1

On May 31, 2013, the Company announced that Embratel Participações S.A.("Embrapar"), decided to proceed with the merger of  GB Empreendimentos e Participações S.A. (“GB”), a controlled subsidiary of Embrapar and the controlling company of Net Serviços, into the Company, in order to simplify the corporate structure of its investments, leverage synergies and other benefits, and reduce corporate costs.

Considering that GB´s assets exclusively consist of its investments in the Company, and the merger of GB into the Company will not result in an increase of the Company´s capital stock. After the merger, the shares of the Company indirectly held by Embrapar and its controlled subsidiary, Empresa Brasileira de Telecomunicações S.A. (“Embratel”), through GB will be held directly by Embrapar and Embratel, thereby simplifying the corporate group´s current structure.

The merger will be submitted for the approval of the Board of Directors of the Company.

Additionally, Embrapar informed that the merger of GB into NET should not affect the public tender offer for the Company´s shares, currently under registration procedures with the CVM, subject to the provisions of applicable regulations.

 2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 25, 2013

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.